Exhibit 10.2

THE3RDBEVCO INC.

6 MONTH CONVERTIBLE SENIOR PREFFERED PROMISSORY NOTE

12.5% Interest

February 16, 2021

$100,00000 USD

10%,Original Issuer Discount(OID)

FOR VALUE RECEIVED, the undersigned, THE 3RD BEVCO INC, a NY Corp, with offices at 606 Johnson Ave. Suite 1 Bohemia, NY 11716 "Maker", promises to pay the sum of up to $100,000.00 USD together with interest stated below to the order of Equity Markets Adv LLC. at 136 Wheatley Road Glen Head, NY 11545 on or before August 15, 2021 (‘Due Date”), or sooner as provided, in whole or in part in the lawful money of the United States of America. (The “Obligations”). All payments hereunder shall be made to Payee at an address that Payee shall designate in writing to maker. The proceeds of this note are to fund a marketing campaign for the companies REG A + Tier 2 public offering

Mandatory Obligation to Prepay Note

In the event that Maker consummates a public offering of its interests, be it in any form, such as a Note issue, a Reg A + Mini-IPO, an initial public offering or any type of private placement, at any time prior to the maturity date of this note, if the holder elects not to convert to equity the Obligations shall be pre-paid on a senior priority basis. The repayment of the debt reflected in this note shall take priority over any other debt obligations of the maker.

1. Interest.

For, the first 6 months simple interest will accrue at the rate of [12.5%].

1(a). Share Issuance.

As an additional incentive for this note the lender is to receive 500,000 fully paid for and non-assessable shares of the company.

1(b). Success Fee.

If the marketing Campaign is Successful in Raising at least $500k, lender receives principal/interest and an additional $100k.

2. Conversion Option.

Voluntary Conversion at Any Time (the terms of this paragraph are referred to as the “Voluntary Conversion”). At any time the holder of this note may individually elect to convert the loan into shares at a 50% discount to the Reg A pricing if they choose to convert to restricted, or directly into the Reg A at the Reg A pricing. Any election to convert the Notes pursuant to this paragraph will be made in writing and delivered to the Issuer at least ten days prior to the Maturity Date.

Effect of Non-payment at the Maturity Date. If the Notes have not been previously converted, then effective upon the Maturity Date, if and only if the Issuer is unable to repay the principal and accrued interest under the Notes, then the Requisite Holders may elect one of the three following options:

Option: grant extension of another 6 month term with interest increased to 15%

4. Sale of the Issuer.

If a Qualified Financing has not occurred and the Issuer elects to consummate a sale of the Issuer prior to the Maturity Date, then notwithstanding any provision of the Notes to the contrary (i) the Issuer will give the Investors at least fifteen days prior written notice of the anticipated closing date of such sale of the Issuer and (ii) the Requisite Holders may elect to convert Notes into shares of the Issuer pursuant to the terms for a Voluntary Conversion (as set forth above).

5. Liquidation Preference.

The equity received by Investor will have a liquidation preference equal to 1 times the sum of principal and accrued but unpaid interest (e.g., at the time or conversion).

6. Pre-Payment.

The principal and accrued interest may be prepaid at any time by the Company if holder does not elect to convert.

7. Amendment and Waiver.

The Note Purchase Agreement and the Notes may be amended, or any term thereof waived, upon the written consent of the Issuer and the Requisite Holders.

8. Events of Default.

Automatic events of default will give rise to a default upon their occurrence:

●	failure to pay interest or principal when due,

●	the Issuer’s voluntary or involuntary bankruptcy or insolvency, or

●	any default by the Issuer under other material indebtedness.

8(a). Default Cure.

As a cure for any default of the terms of this note the borrower and lender agree a default is to trigger an automatic increase in the lender’s equity of the company to twenty five percent (25%).

9. Method of Accounting.

The corporation fiscal year will be the calendar year. The corporation will use the accrual method of accounting. Records will be available for the inspection by the noteholders at the principal place of business of the corporation at any reasonable time during business hours.

10. Affirmative Covenants.

Maker covenants and agrees that from and after the date hereof and until the date of repayment in full of the Obligations, it shall comply with the following conditions:

(a)	Maintenance of Existence and Conduct of Business. Maker shall (I) do or cause to do be done all things necessary to preserve and keep in full force and effect its corporate existence and rights; and (ii) organize, develop and promote its proposed business and, upon the commencement of its business, to conduct it so that it may be properly and advantageously conducted at all times.

(b)	Books and Records. Maker shall keep adequate books and records of account with respect to its business activities.

(c)	Compliance with Law. Maker shall comply in all material respects with all federal, state and local laws and regulations applicable to it, which if breached would have a material adverse effect on Makers business or financial condition.

11. Merger, Consolidation or Acquisition.

Payee hereby agrees that, except as provided in this agreement, from and after the date hereof and until the date of repayment in full of the Obligations, Maker may, without the written consent of Payee, directly or indirectly, by operation of law or otherwise, merge or consolidate with, acquire all or substantially all of the assets or capital stock of, or otherwise combine with, any person or entity, which shall not affect the obligations of Maker.

12. Limitation of Liability.

A director, officer, employee or stockholder, as such, of Maker shall not have any personal financial liability for any obligations of Maker under this note or for any claim based on, in respect or by reason of such obligations or their creation. Payee, by accepting this note, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of this Note.

13. Representations and Warranties or Maker.

Maker represents and warrants that it: (1) has full power and authority to execute and deliver this Note, and that execution and delivery of this Note will not result in the breach of or default under, with or without the giving of notice and/or the passage of time, any other agreement, arrangement or indenture to which it is a party or by which it may be bound, or the violation of any law, statute, rule, decree, judgement or regulation of any other agreement, arrangement or indenture to which it is a party or which it may be bound, or the violation of any law,statue,rule,decree,judgement or regulation binding upon it; and (ii) has taken and will take all acts required, including but not limited to authorizing the signatory hereof on its behalf to execute this Note, so that upon the execution and delivery of this Note, it shall constitute the valid and legally binding obligation of Maker enforceable in accordance with the terms thereof.

 14. Miscellaneous.

15.1 Effect of Forbearance.

No forbearance, indulgence, delay or failure to exercise any right or remedy by Payee with respect to this Note shall operate as a waiver or as acquiescence in any default.

15.2 Effect of single or partial exercise of right

No single or partial exercise of any right or remedy of Payee shall preclude any other or further exercise thereof or any exercise of any other right or remedy by Payee.

15.3 Governing Law: Jurisdiction.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the internal laws of the State of New York applicable to contracts made and to be performed entirely within such state. Any action, suit or proceeding in connection with this Note may be brought against Maker in a court of record of the State of New York, County of Suffolk. Maker hereby consenting and submitting to the jurisdiction thereof, and service of process may be made upon maker, by certified or registered mail, at the address of Maker first set forth above, or at such other address as may be given in writing in future by Maker to Payee.

15.4 Headings.

The headings and captions of the various paragraphs herein are for convenience of reference only and shall in no way modify any of the terms or provisions of this Note.

15.5 Loss, Theft, Destruction or Mutilation.

Upon receipt by Maker of evidence of loss, theft, destruction or mutilation of this Note, Maker shall make and deliver or cause to be made and delivered to Payee a new Note of like tenor in lieu of this Note.

15.6 Modification of Note or Waiver of Terms Thereof Relating to Payee

No modification or waiver or any of the provisions of- this Note shall be effective unless in writing and signed by Payee and then only to the extent set forth in such writing, nor shall any such modification or waiver be applicable except in the specific instance for which it is given. This Note may not be discharged orally but only in writing duly executed by Payee.

15.7 Notice.

All offers, acceptances, notices, requests, demands and other communications under this Agreement shall be in writing, except as otherwise provided herein, shall be deemed to have been given only when delivered in person, via facsimile transmission if receipt thereof is confirmed by the recipient, or, if mailed, three days after mailing by certified or registered mail prepaid, to the parties respective addresses first set forth above, or at such other address as may be given in writing in future by either party to the other.

15.8 Representation of Maker

Maker represents that it has reviewed this Note with legal counsel and that it understands the meaning and legal consequences of this Note and the terms, conditions, representations warranties and covenants set forth herein.

15.9 Right to Commence Proceedings in other Jurisdiction.

Nothing herein shall affect the right of Payee to commence legal proceedings or otherwise proceed against Maker in any other jurisdiction or to serve in any matter permitted by applicable law.

15.10 Successors and Assigns.

This Note shall he binding upon Maker, its successors, assigns and transferees, and shall insure to the benefit of and be enforceable by Payee and its successors and assigns.

15.11 Waiver by Maker.

Maker hereby waives presentment for payment, demand, notice of nonpayment and dishonor, protest and notice of protest.

15.12 Waiver by Maker of Certain Claims and Rights.

In any action, suit or proceeding in connection with this Note, Maker hereby waives (I) the right to interpose any defense based upon any claim of latches or the running of any statute of limitations; (ii) the right to interpose any defense based upon any set-off, deduction or counterclaim of any nature or description whatsoever, and (iii) any right to trial by jury.

15.13 This Note shall be governed by the laws of the State of New York.

Any legal action or proceeding with respect to this agreement may be brought in the courts of the State of New York, Maker irrevocably consents to service of process in any such action by the mailing of copies thereof by registered or certified mail, postage prepaid, to them at its address, such service to be effective 30 days after mailing.

IN WITNESS WHEREOF, Maker has caused this Note to be executed on its behalf by an officer thereunto duly authorized as of the date set forth above. Terms of this note are to take full effect upon receipt of the funds via wire deposit to the account provided. If funds are not received via wire the terms of this note are to be deemed null and void and of no force and effect on either party.

APPROVED BY:	ACCEPTED BY:

THE 3RD BEVCO INC.	EQUITY MARKETS ADV. LLC.

By:	By:	/s/ Stephen Apolant
Peter Scalise III-President		Stephen Apolant